Nubia Brand International Corp.
13355 Noel Rd, Suite 1100
Dallas, TX 75240

March 9, 2022

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Nubia Brand International Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-261114) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on March 10, 2022, or as soon thereafter as practicable.

Very truly yours,

Nubia Brand International Corp.

By:	/s/ Jaymes Winters
	Name:	Jaymes Winters
	Title:	Chief Executive Officer